EXHIBIT 99.1

Filed by W. P. Carey & Co. LLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: W. P. Carey & Co. LLC

(Commission File Number: 001-13779)

W.P. Carey & Co. LLC
“WPC Merger Conference Call”

Wednesday, February 22, 2012, 10.30 AM ET
Trevor Bond
Mark DeCesaris
Susan Hyde

OPERATOR:	Good morning and welcome to the W.P.C. Merger Conference Call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the “*” key followed by “0”. After today’s presentation, there will be an opportunity to ask questions. Please note this event is being recorded.

I would now like to turn the conference over to Susan Hyde. Please go ahead.

SUSAN HYDE:	Thank you. Good morning and thank you all for joining us today as we review with you the proposed transaction that we announced yesterday under which W.P. Carey will acquire CPA15 and convert to a REIT. Joining us today on our call are W.P. Carey’s CEO Trevor Bond and Chief Financial Officer, Mark DeCesaris.

Before I turn the call over to Trevor, I need to inform you that statements made in this call that are not historic facts may be deemed forward-looking statements. Factors that could cause actual results to differ materially from our expectations are listed in our SEC filings. Now, I would like to turn the call over to Trevor.

TREVOR BOND:	Hi Susan. Thanks everyone for joining us today to hear about…more details about yesterday’s announcement of this two part transaction in which W.P. Carey & Co. LLC will acquire Corporate Properties Associates 15, CPA 15 which is one of our managed non-traded REITs. Immediately prior to this CPA 15 acquisition, WP Carey will convert to a REIT format.

Now, to take a step back, this is an extremely important milestone in our history. It has transformed us in so many ways as you will hear on this call. But it’s also a natural evolution for us as well, which we hope you will also better understand as the call proceeds.

On this call first, I am going to walk you through the transaction details themselves, and then after that I will discuss the benefits of both the merger and the conversion to the REIT, both for W.P Carey shareholders as well as for the CPA 15 investors. Then we will look at how our business model will shift as a result of the transaction. We will briefly look at CPA 15’s composition and then I am going to turn the call over to Mark DeCesaris, our Chief Financial Officer, who will talk about some of the attributes of the new company, so now just going ahead to the next slide.

When I go through these, you can follow as I talk you through. The transaction consideration will be in the form of stock and cash; CPA 15 shareholders…stockholders will receive .2326 shares of WP Carey’s common stock as well as the $1.25 of cash for each CPA15 share. And Susan, based on our closing price yesterday what’s the exchange value? Do you have that?

SUSAN HYDE:	Yes, I think it is just around $12.

TREVOR BOND:	Yeah, that will be $12. That’s going to change all the time, but that’s where we stand right now. And as we will see, that’s a very positive result for both entities. Post- transaction, W. P. Carey as I mentioned earlier, will convert to a REIT immediately prior to the merger transaction. This is a total transaction value of $2.6 billion including CPA 15’s net debt of $1.2 billion as of the end of the year 2011. And this transaction implies an FFO multiple of 13.6 times and 8.4% cap rate.

The pro forma ownership CPA15 stockholders excluding the 8% of the shares that were currently owned by W.P Carey, the shareholders will own 41% of the combined Company. In terms of our dividend practice post closing, we anticipate increasing our annual dividend to $2.60 a share, which keeps us in compliance with the REIT requirements that we will then be under.

In terms of our W.P Carey management and the Board, no changes are anticipated. We think this is one of the key advantages of the transaction and that we think that there is really zero integration risk though this is a merger of two companies. It’s a really a portfolio of assets that we know very well. We originated them, we’ve been managing them all along, and so this there’s just no integration risk with respect to taking over CPA 15. And then in terms of timing, the transaction is currently expected to close in the third quarter of 2012.

So now moving on to the next slide, broadly speaking I think the transaction affords our shareholders three primary advantages. First, it substantially increases our financial strength and scale and liquidity. Second, it facilitates the growth in our dividends through a very accretive acquisition of a high quality portfolio, which as I mentioned, we originated and so we’ve known from the start. All the credits were underwritten by us. And finally, the transaction enhances long term shareholder value by bringing increased clarity to our form and to our strategic focus. And we can get into some of those details in a moment.

So with that just ticking down some of these bullet points here, as I mentioned, we are increasing the real estate base substantially, so that our total square footage would grow by some 250%. Our revenues would grow by 200%, the average lease term will lengthen, occupancy, will increase and most importantly, the transaction is expected to be accretive to both AFFO and cash available for dividends.

In terms of and then in fact also one of the main benefits for us is that this would be another milestone in that it would be the fourteenth successful liquidation of one of our funds and we would consider this full cycle liquidation because the shareholders for 15 would be receiving a marketable security and cash. And I think that’s quite significant when you consider where we stand in the non-traded REIT base. And we are one of the few funds that have gone full cycle even once or twice. And so I think it’s quite significant that this will be our fourteenth such full cycle fund.

And finally, the transaction will increase our income contribution from owned properties which will reinforce the benefits from the REIT conversion, while at the same time preserving this very valuable asset management platform. And shifting over to what some of the benefits are from the REIT conversion itself, I think the biggest one is that it will provide us with a higher visibility in the market. I think that we’ve been held back in the past by being an LLC, it served us so well during the earlier stage of our Company’s life, but I think that converting to a REIT will simplify the tax reporting for the shareholders, which I know will be appealing to a different group…a broader group of investors.

We think that by having increased liquidity, we will be obviously more widely traded and we think that we will be providing better currency to pursue future growth opportunities. We think that the potential long-term valuation benefits from the REIT conversion include potential inclusion in the REIT indices, as I mentioned, wider coverage by the analysts, also the shareholders ability to benchmark our stock against similar triple-net lease REITs-and I had already mentioned the increased float and liquidity.

So I think that in terms of our clarity, what I mentioned earlier was that we think this is going to provide us with greater clarity on our business model by shifting our revenue composition more from the asset management fee side to the real estate revenue side.

And so if we could shift to the next slide, we can take a look at where we are currently prior to the merger, and as many of you on the call are quite aware, we do have a hybrid business model that’s the way we talked about it for many years. And under this hybrid business models some 54% of our revenues have been generated by managing the day-to-day operations in real estate investments connected with the CPA REITs. We have $9.7 billion in net leased real estate under management and the other 46% of our revenues comes from the rental income that we derive from our owned assets.

So now, this…that will shift and we are going to talk about…exactly about how that shifts when Mark gets into the details of the merger itself. What we are trying to accomplish here is to take advantage of the fact that rental revenues are more stable and are judged as more stable by the public markets. And I think we will get long-term shareholder value because of that, but it does not mean that we are abandoning our asset management business simply, but our asset management business will be a lower percentage of our revenues going forward, but we still see a lot of value in the asset management business.

If you’ll just turn to the next slide, just to show you sort of some of the numbers that we use to demonstrate how valuable this is. We are very proud of our track record. And if you see through the first 13 funds, we skipped CPA13; if you just look at the average total return, you can see that they have been quite successful over a wide range of cycles. And this track record sets us apart in the non-traded REIT space, and we think it’s…it gives us a valuable brand, enterprise value that we think will continue to make us a better REIT, and being a bigger stronger REIT, will actually make us a better asset manager as well.

So, now I am going to turn to the next slide, which is an overview of CPA15, as it’s now constituted. As we said it’s a non-traded REIT which was formed in 2001 and it’s sponsored by us. On the right hand side…for those of you who actually don’t have the slides, it shows the asset by property type, it shows that we are very evenly distributed between office, industrial, warehouse distribution, retail self-storage and other property types. It also shows the distribution by geography, we have 19% in the west, 14% in the Mid-West, 14% in the East, 18% in the South, 35% in Europe. The portfolio is comprised of 321 properties, triple net leased is 76 tenants, its 29 million square feet, with an occupancy rate of 96%, and average lease term of 10.6 years. And as I said it’s quite diversified.

And now, with that I am going to turn the discussion over to Mark DeCesaris, who will talk now about what the combined company will look like. Mark?

MARK DECESARIS:	Well, thanks Trevor, and if you turn the slide to the 10th Slide, the revenue from real estate operations. First, let me just correct something Trevor mentioned. Based on our closing price yesterday of $48 per share, the implied price per share for CPA15 investors is $12.41 per share and 19% premium to the NAV.

Looking at this slide though, after this transaction you know, I think the important thing is we’ll continue to control the same assets. But the mix of revenues we derive from the assets will change dramatically as over 80% of our revenues will now be lease revenues.

As a result of the increase in owned assets, our revenue will more than double the $415 million. Well, the number certainly demonstrates the impact of this transaction. The key aspect of the transaction is that we are acquiring a portfolio that we originated and managed on behalf of CPA15. It is safe to say that we know these assets intimately, this is a clear benefit of our asset management business will remain an important part of our growth in the future.

As I mentioned in the previous slide, we know the CPA15 assets very well. We not only structured the investments initially but have continued to manage the assets on behalf of CPA15 investors. We know both the tenant and the asset quality of this portfolio. When combined with our own portfolio, the Company will have a total market capitalization of approximately $5 billion, and the lease portfolio will have an occupancy rate of 95%.

If you look at the charts to the right of the slide, the combined Company will contain a well diversified portfolio of assets, both by property type, and by geography, with an average lease term of 9.5 years.

This slide shows the overlap of the geography of the properties between CPA15 and the public company today. As you can see, the majority of the assets are located in the United States. About 30% of the lease revenues are derived from Europe.

Top 10 tenants in the combined portfolio include companies with established corporate credit profiles in the United States and Europe. Just briefly, Hellweg is a leading German do-it-yourselfer retailer with locations in Germany and Austria. U-Haul is the largest moving and storage operator in North America. Carrefour is a second largest food retailer in the world, with annual sales of approximately $115 billion.

OBI is a leading do-it-yourself retailer in Central and Eastern Europe, and is privately owned by the Tengelmann Group. ETI is the leading postage education institution for professional technicians in the automotive collision repair and motorcycle industries.

Marriott is a leading lodging Company, with annual revenues in excess of $12 billion. FedEx is the world’s #1 express transportation provider. True Value is one of the largest retailer owned hardware cooperatives with more than 4,700 stores worldwide. Foster Wheeler is a leading international engineering construction and project management contractor, with annual revenues in excess of $4.5 billion. And Fiserv is a leading global provider of information management services. Annual revenue is in excess of $4 billion. All of these tenants are very good corporate credits, very recognizable companies in the world today.

The acquisition of CPA15 enhances our portfolio in all of the key metrics that we look at. Total square footage increases from approximately -14 million square feet to almost -43 million square feet. Occupancy rate increases from 91% to 95%. Annualized base lease revenues will increase 250% to $326 million. Post merger, 91% of all properties are in the US, France and Germany all stable economies.

Last, but very important is the extension of the average lease term, which goes from 6.6 years today to 9.5 years on a combined basis. So, with this acquisition, we are able to improve every key metric. But most importantly, we are able to do this by acquiring a portfolio of assets that we know very well.

W P. Carey, will double its total market capitalization with this acquisition. The combined company will have a total market cap of $5 billion with an equity market capitalization of $3 billion. Both the acquisition and the simultaneous conversion to a REIT will not only increase our equity market cap, but we expect that it will dramatically increase the float and the liquidity in the stock. We expect our leverage ratio to increase to 39% as a result of assuming approximately $1.2 billion in non-recourse fixed rate debt. We are comfortable with the leverage based on the quality of this portfolio.

This last slide supports our model of continued dividend growth. Since 1998 W.P. Carey has increased its dividend every year since going public. We have increased the dividend in each of last 43 quarters with an average annual growth rate at 2.4% from 1998 through 2011. We expect this transaction to be accretive on both in AFFO per share and CAD per share basis. What that means to our investors is that we expect to be able to increase our dividend to the $2.60 range, and still maintain a strong payout ratio in the 81% to 82% of AFFO that supports our dividend today. We would expect to start looking at increasing the dividend in the first full quarter after the merger is executed.

What I would say to you is that all of these leases that we are acquiring just like our own portfolio, have either escalators built on CPI or that are fixed. And as they kick in, the lease revenue stream from that portfolio continues to grow. In addition to that, we expect to continue to grow the asset management business. We would still invest on behalf of CPA17 we don’t expect to change that model, both of which will contribute to the growth of the Company in the future.

So with that, let me turn the presentation back to our CEO, Trevor Bond.

TREVOR BOND:

Thanks Mark. I think let’s just move to the next slide, which is a five year total return comparison, with a blue line on top. As I mentioned earlier in the call, this transaction is a natural evolution for us. It is transformative, yes, but it’s also a natural evolution. We are clearly not newcomers, we’ve been in business for 38 years now and by the same token we are not well known despite the fact, that we’ve had such strong results [technical difficulty]. Also, and we were one of the original members of NAREIT, Bill Carey was on the Board of Governors of NAREIT, we’ve been involved with that organization for some time. But because of our LLC structure, that’s…and our size and our business model it somewhat held us back. And we are confident now that this transaction is going to go very long way towards facilitating that higher visibility that will let us get the story out. And have the strong platform that will help us continue to grow in the future.

Turning to the next slide just to talk a little bit about the transaction process and timing, the transaction was announced yesterday, the shareholder votes for W.P. Carey and CPA15, that is to be determined, that will be depending in large part on the view of the proxy. We expect to close the transaction by the third quarter of 2012. Of course, there is no assurance that the proposed merger will close during that quarter if at all; it’s still subject to the shareholder vote, obviously.

And finally, just to get to the last slide; to repeat some of the points that we’ve already made on the call, so far. I think, we really think that this transaction creates quite a lot of value potentially for W.P. Carey and for CPA15 shareholders. It supports our overall strategy, it significantly increases our scale, liquidity and real estate base, provides liquidity to CPA15 stockholders without additional, without significant additional indebtedness.

We expect it to be accretive to AFFO per share and cash available for dividend per share and provide continuation of stable dividend growth. They provide us a platform for future growth with strong acquisition currency; it improves our access to capital, we are buying a high quality combined real estate portfolio premium asset, that’s very well diversified, across tenants, geographies and property types. As we said before, it enhances our world-class asset management platform. And finally, it provides a potential for long-term valuation benefits as a result of the REIT conversion.

And with that, I think that our presentation will conclude here, and we will open the floor for questions.

Q&A

OPERATOR:	Thank you. We will now begin the question and answer session. To ask a question, you may press “*” then “1” on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys, to withdraw your question, please press “*” then “2.” At this time, we will pause momentarily to assemble our roster.

Our first question comes from Paul Adornato of BMO Capital Markets. Please go ahead.

PAUL ADORNATO:	Hi, good morning and congratulations.

TREVOR BOND:	Hi, Paul.

PAUL ADORNATO:	First of all, I was wondering if you could just comment, if the board of CPA15 considered any other options in order to provide liquidity for shareholders.

MARK DECESARIS:	Yeah I think they considered all their options that you know, as they do in every liquidation of the funds. You know, the options would have included listing, internalizing…

TREVOR BOND:	A bulk sale. Paul, they retained Deutsche Bank to provide a fairness opinion, but also prior to the fairness opinion to explore all the different options.

PAUL ADORNATO:	Okay great. And secondly, Trevor I was wondering if you could comment on what you think the appetite for risk will be within the business model as you seek to…appeal to a different base of shareholders?

TREVOR BOND:	I think that now this goes more towards the evolution side than the transformative side. I think that Paul, we are going to continue to do pretty much the same thing that we’ve done, which is to focus on long-term net leases, to tenant’s whose creditworthiness, we’ve established through our own analysis using the same models that we’ve been using for some 38 years. But, I don’t see a dramatic increase in the risk profile, and I think that we will fall well within the existing lease space. I mean we are positioned different than you know, that the companies that focus primarily on specialized niches such as retail, et cetera. We are a broad-based net lease Company, always have been and will continue to be.

PAUL ADORNATO:	Okay. Thanks very much.

TREVOR BOND:	Thank you.

OPERATOR:	The next question comes from Andrew Dizio of Janney Capital Markets. Please go ahead.

ANDREW DIZIO:	Thanks, good morning.

TREVOR BOND:	Good morning, Andrew.

ANDREW DIZIO:	Just a question kind of, you consistently talked about your business model. I just want to make sure we understand your future growth outlook. Do you intend to continue to grow the asset management side of the business through CPA17, and potentially future CPAs, and will investments still be made first on behalf of those REITs as opposed to the parent REIT or WPC?

MARK DECESARIS:	I think that is the plan. Although I think, having access to broader, different forms of capital, and having the financial strength on the Company side will give us some advantages with respect to the asset management business, particularly in the early stages of a new REIT that we might sponsor. So, the initial goal would be to continue the CPA series of funds. Obviously, we will need to be very careful how we manage that, and how we manage the allocation. And we will have to be very careful about how we communicate that, and we work closely with the independent CPA REIT Directors to manage any conflicts going forward. But right now that is the plan, Andrew to continue that business as we’ve been managing it today.

ANDREW DIZIO:	Okay, and then I guess you guys used the phrase acquisition currency a couple of times in this presentation, which I would take to mean you would look into doing unit type deals with WPC. Is that accurate or did you mean that’s some other form?

TREVOR BOND:	Well, I think that we just feel that you know, talk about the virtuous cycle, so hopefully that will continue. I mean, with strong currency it gives us a wide range of options with respect to what the accretive types of investments that we might be able to do for W.P. Carey.

ANDREW DIZIO:	But that would still fall within the same basic box in, which you currently operate?

TREVOR BOND:	Yeah, it would still be in the net lease…predominantly in the net lease sector. Obviously, through our asset management business, because we’ve come to learn about different industries along the way, and we’ve invested in some 30 different industries really over our history something in that order, we’ve come to know various industries very well. So, we currently do have a hotel fund, we’ve come to know the self-storage business very well. And so, we have modest investments in other product silos, we don’t expect that those would then significantly increase the underlying composition of the asset base of the parent company. But from a fee standpoint, we continue to see value in managing those.

ANDREW DIZIO:	Okay, and then just a couple of other questions. The first as far as the, valuation determination you mentioned, a little bit of process on the CPA15 side. Can you talk a little bit about how WPC decided upon the value it was willing to pay?

TREVOR BOND:	Yeah, sure. I think…first of all we looked at this as an acquirer, and in recognition of the fact that…that it would be a transformative transaction to us, and very, very accretive. So, we felt that we had some flexibility in looking at it as an acquirer to place the transaction accordingly. Now, at the same time, we recognized that there will be scrutiny of the transaction from the point of view of the CPA15 shareholders, and the transaction really has to work for both sides. And so both sides had bankers advising us…advising each side independently as to fairness. And so, there was obviously as you would imagine there was a negotiation process that went back and forth. And we think we arrived at a very satisfactory compromise. I mean, the base line is always going to be NAV, as determined by third parties. That’s what we have been doing with our portfolios since the early 90s, getting third party appraisers to value the assets. So, it starts at NAV and then goes from there.

ANDREW DIZIO:	Okay, that’s helpful. And then obviously, your largest individual shareholder is the Carey Estate and the Carey Foundation, is it reasonable to expect…you expect the foundation to vote favorably for this transaction?

TREVOR BOND:	That’s our expectation. We have good relationships with the foundation and all the legacies are under Bill’s estate, and we are in constant communication with them, as they work through their early state issues.

ANDREW DIZIO:	Okay. Thanks, and I just have one last question. You mentioned, you know, the pro forma dividend and the expected payout ratio relative to AFFO. I know, you all don’t give guidance, but is that on a ratio as a percentage of what you would expect 12 AFFO to be or is that backward looking?

TREVOR BOND:	Mark, you want to field that one.

MARK DECESARIS:	Yes, what was the last part of that?

TREVOR BOND:	Is an expectation of…

ANDREW DIZIO:	Yeah, the pro forma dividend of $2.60 and saying that would be a payout ratio of 82% is that a ratio as a percentage of your expected 12 AFFO or are you looking backward at what the combined company would have produced in ‘11?

MARK DECESARIS:	Yeah, I think it’s based on a pro forma combined 2012 number.

ANDREW DIZIO:	And does that factor in…is that just consistent cash flow or does that factor in expectations of acquisition fees earned in CPA17 and Watermark.

MARK DECESARIS:	Yeah, I think it takes into consideration our entire enterprise, both the asset management business as well as the net lease portfolio.

ANDREW DIZIO:	Okay thanks, that’s helpful. That’s all from me.

OPERATOR:	As a reminder, if you would like to ask a question, please press “*” then “1.”

Our next question is from David West of Davenport & Company. Please go ahead.

DAVID WEST:	Good morning.

TREVOR BOND:	Good morning David.

MARK DECESARIS:	Good morning.

DAVID WEST:	I am wondering if there were any particular things in the macro environment that led you to make this decision…to make this transformational decision now.

TREVOR BOND:	You kind of cut out there, David. Could you repeat that?

DAVID WEST:	Certainly, I was just wondering if there were any particular external factors or macro factors that led you the decision to make this rather transformational decision to do this now.

TREVOR BOND:	No, I don’t think so Dave. I think that the timing is working out well, and to be aware…the desire for income is in the investment world…in the investor world. And so that’s certainly helping us. But this is a transaction that’s actually been studied by the strategic planning committee of W.P. Carey for several years, and in fact, going five years back we began to look at our business model and see some of the limitations in the hybrid business model, and the LLC structure. And we began talking about it, and how we might make changes and then obviously we had the disruption of the financial crisis, and that altered the timetable. But it is something we’ve thought about for quite some time. So, no I would say that the current macro environment we think favors the transaction, but did not drive the timing.

DAVID WEST:	Very good. Regarding your pro forma numbers you say asset management will be about 19% of your pro forma revenue, with conversion to the REIT status, assuming it is all completed, is there a limit on how much you can grow the asset management business is like 30%, your new cap on that?

TREVOR BOND:	Yeah, I mean, we will have to obviously be compliant with all the regulations with respect to maintaining REIT status, but we…I mean, I don’t think that we feel that it will be a limiting factor.

DAVID WEST:	No, that wouldn’t be a concern.

TREVOR BOND:	Yeah.

DAVID WEST:	And you mentioned Mark in your comments, you mentioned that pro forma you have about a 39% leverage ratio. Assuming the conversion as REIT goes forward is there a kind of a leverage range that you think, the Company is targeting you know, as a REIT?

MARK DECESARIS:	You know, I think we are comfortable with the range…with that 40% range based on the quality of the portfolio. Obviously as, we work through the assets and different needs for capital, we will look to probably have a larger unencumbered pool. I mean those as we approach some of the different types of capital, but I think we are comfortable in that range.

DAVID WEST:	And I guess, it’s a similar question on the payout ratio, low 80s, is that kind of a range you think from a longer term perspective that you have a comfort factor with?

MARK DECESARIS:	I think right now, we’ve always been somewhat conservative in our payout ratio from the dividend standpoint. I think we are comfortable in that low to mid 80% range of FFO (Ph), but obviously it is REIT that we will need to pay roughly 90% of our taxable income to gain REIT status, so that will enter into it as well.

DAVID WEST:	Thanks so much.

OPERATOR:	This concludes our question and answer session. I would like to turn the conference back over to Susan Hyde for any closing remarks.

SUSAN HYDE:	It looks…operator do we have a couple more questions in the queue. It looks like a few just popped on?

OPERATOR:	Yes, Susan.

SUSAN HYDE:	I think we could probably take the time for just a couple more of these. If that’s, okay.

OPERATOR:	Okay. The next question comes from Mike Melko of Morgan Stanley Smith Barney. Please go ahead.

MIKE MELKO:	You’ve done a remarkable job over many years. I’ve known you for many years. But the liquidity or the liquidity in the stock is a big issue with a foundation in the stock that Bill held the lock-up with management. The float seems to be a big issue to major firms following the stock and recommending it to their clients. Obviously just like the stock grows dramatically here up and down recently, the volatility would be significant and you know, and say buy it today, and three weeks later you don’t buy it anymore. Talk about the liquidity and the stock after this all said and done?

TREVOR BOND:	Sure. It’s a good question. I mean right now we have some 40 million shares, and we can’t speak exactly how that 28% or so of part of the estate will be evolving over time. But I think it will move to something like 65 million shares, just with the transaction itself. So, leaving aside the estate shares you have additional liquidity from that…that event alone.

MARK DECESARIS:

I also think the conversion you know, one of the driving factors behind converting to a REIT is that our structure is in LCC, it’s somewhat hard to understand there were K1s involved, so there are a lot of institutional investors who just couldn’t get involved because of the K1 issue. So converting to a REIT, I think we will open it up for other investors, institutional investors to be able to get into the stock. And when you combine that with the size of the portfolio we are acquiring out of CPA15, I think it will position us well in that market.

MIKE MELKO:	Yeah, I was looking at numbers something like 12 to 15 million shares that are really and the float now you are increasing the float you said to 60, well, not the float, but you are increasing the number of shares outstanding by 20 some million, is that enough to attract institutional sponsorship? I mean, it’s…you want to buy the stock and size it’s not a big float, I don’t think?

TREVOR BOND:	We believe…you know we believe it’s a good start and we believe it will attract some institutional ownership as part of that, then obviously, with the balance sheet of this size that opens up a number of different capital opportunities for us that weren’t necessarily available to us before. So, yeah we think it will open it up to institutions.

MIKE MELKO:	So is there a remote possibility, I am not asking for anything outside the….you know, the realm here is that the number of shares outstanding post-transaction, could be increased sometime down the road by issuing more shares.

TREVOR BOND:	We look at all opportunities.

MIKE MELKO:	Okay. You have answered the question. Thank you.

OPERATOR:	The next question comes from Mike Beal of Davenport. Please go ahead.

MIKE BEAL:	Good morning.

TREVOR BOND:	Good morning, Mike.

MIKE BEAL:	Hey, over the last ten years, and I guess it’s in Slide 14, we show a dividend growth rate of average 2.4% for W.P. Carey, and that was helped by the big increase in ‘11. Going forward, if you look at the next five years with the structure we have and the benefits you’ve talked about, what would you hope to be able to, in a range grow the dividend in FIFO going forward.

MARK DECESARIS:	It’s a good question.

TREVOR BOND:	Mark, you want…on that one.

MARK DECESARIS:	Yeah, it’s a good question, as I said, I think you know, initially after the acquisition, we would be looking at a dividend in the 2.60 rate, but it’s tough to project beyond that. We think there will be continue to be good growth in the Company both from the CPI increases embedded in the leases as well as additional asset acquisitions in our own portfolio, as well as growth in the asset management business. So, it’s hard for me to put an estimate on that, but I would tell you that we would expect to continue our policy of dividend increases on a regular basis.

MIKE BEAL:	Can you remind us what percentage on a pro forma basis; the properties you own have CPI escalators or other escalators?

TREVOR BOND:	I think in both portfolios it’s close to 96% to 98% of them either have escalators based on CPI or some fixed rate formula.

MIKE BEAL:	And…go ahead.

TREVOR BOND:	I said, it’s a high…it’s a very high percentage.

MIKE BEAL:	Right, and in the future would you look to acquire other CPA units, as they sort of series as they reach maturity, is this going to be something we will pursue in the future kind of rolling them up and grow in that way?

MARK DECESARIS:	You know, I think you know it’s an option on the table. I can’t tell you what you know, what direction those funds will take, you know, they do have a set of independent directors, who study all options but certainly this would be beyond the table as part of it.

MIKE BEAL:	Okay. Thank you very much.

TREVOR BOND:	Thanks Mike.

OPERATOR:	As there are no further questions, I would like to turn the conference back over to Susan Hyde for any closing remarks.

SUSAN HYDE:	Thank you, and thank you all so much for joining us today. We hope that the call was informative for you, and we also look forward to speaking with you again next week when…just as a reminder, we announce our Q4 and year-end 2011 earnings results and that call is on Tuesday, February 28th at 11 AM Eastern Time. So thank you so much and have a great day.

OPERATOR:	The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.